

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via Mail
Yossi Ben Shalom
Chairman of the Board of Directors
Pointer Telocation Ltd.
14 Hamelacha Street
Rosh Haayin 48901, Israel

> **Re:** **Pointer Telocation Ltd.**
> **Form 20-F for fiscal year ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 001-13138**

Dear Mr. Shalom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended December 31, 2010

General

1. We note a press release issued by you on November 30, 2011, that contains a quote from your Chief Executive Officer, Mr. David Mahlab, stating that your "business in Brazil serves as a growth engine and we expect this momentum to continue in the coming quarters." Please clarify this statement in your response letter. Provide the basis for Mr. Mahlab's statement that your Brazilian operations will serve as a growth engine, thereby discussing the specific segment operations of your company at issue. In addition, please clarify, and quantify if applicable, Mr. Mahlab's use of the term "momentum" in this regard.

2. Further, we note in the November 30, 2011 that Mr. Mahlab discusses certain challenges your business is currently facing, such as the uncertainties in Europe and the global

market, the fluctuating exchange rate of the US Dollar vs. the Israeli Shekel, and the tax increases expected in Israel in 2012. In future filings, please address how challenges such as these will affect your future financial results and what adjustments to your business you will make to meet these challenges.

Please note your Item 5 disclosure in your Form 20-F for the fiscal year ended December 31, 2011 should discuss these issues and the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands or uncertainties that may affect the company's financial condition. Refer to Item 5.D of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Zvi Fried